July 16, 2009

Mail Stop 3561

Darron R. Ming
Vice President – Finance, Chief Financial and Treasurer
USA Truck, Inc.
3200 Industrial Park Road
Van Buren, AR 72956

**RE:   USA Truck, Inc.**
        **File No. 000-19858**
        **Form 10-K: For the Fiscal Year Ended December 31, 2008**

Dear Mr. Ming:

        We have completed our review of your Forms 10-K and related filings and have
no further comments at this time.

                                        Sincerely,


                                        Lyn Shenk
                                        Branch Chief